KPMG LLP

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Report of Independent Registered Public Accounting Firm

The Board of Directors Citibank, N.A.:

We have examined management’s assertion, included in the accompanying Management’s Assertion of Compliance, that the Agency and Trust division of Citibank, N.A. (the “Company”) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB (the “Servicing Criteria”) except for Servicing Criteria 1122(d)(1)(iii)-1122(d)(1)(iv), 1122(d)(2)(iii), 1122(d)(4)(i)-1122(d)(4)(ii) and 1122(d)(4)(iv)-1122(d)(4)(xiv), which the Company has determined are not applicable to the activities it performs with respect to the Platform (as defined below), as of and for the twelve months ended December 31, 2023, for publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) and certain privately-issued (i.e., for which transaction-level reporting is required pursuant to contractual obligation) residential mortgage-backed securities issued on or after January 1, 2006 for which the Company provides the following servicing functions: paying agent, securities administration and trustee; or securities administration and paying agent; or paying agent and trustee; or paying agent (the “Platform”), as listed in Appendix A of the accompanying Management’s Assertion of Compliance. The Platform also includes transactions for which the Company is not a party to the transaction agreements, but for which securities administration servicing functions have been outsourced to the Company by a party to the transaction agreements as listed in Appendix B of the accompanying Management’s Assertion of Compliance. Additionally, for certain transactions included in the Platform, the Company began providing additional servicing activities on behalf of the party appointed as Trust Administrator per the transaction agreements as of the effective dates set forth in Appendix C of the accompanying Management’s Assertion of Compliance.

The Company has determined that Servicing Criterion 1122(d)(1)(v) is applicable only to the activities the Company performs related to the mathematically accurate aggregation of information received from servicers and the accurate conveyance of such information within reports to investors. Servicing Criterion 1122(d)(4)(iii) is applicable to the activities the Company performs with respect to the Platform only as it relates to the Company’s obligation to report additions, removals or substitutions on reports to investors in accordance with the transaction agreements. With respect to Servicing Criteria 1122(d)(1)(ii) and 1122(d)(4)(iii), there were no activities performed during the twelve months ended December 31, 2023 with respect to the Platform, because there were no occurrences of events that would require the Company to perform such activities. With respect to the transactions listed in Appendix B of the accompanying Management’s Assertion of Compliance, the Company is asserting to compliance with Servicing Criteria 1122(d)(1)(v), 1122(d)(3)(i)(A), 1122(d)(3)(i)(B) and 1122(d)(3)(i)(D), as well as 1122(d)(3)(ii), but only as it relates to the allocation of amounts due to investors in accordance with the distribution priority and other terms set forth in the transaction agreements. With respect to the transactions listed in Appendix C of the accompanying Management’s Assertion of Compliance, as of the effective dates listed in Appendix C of the accompanying Management’s Assertion of Compliance, the Company began providing servicing activities on behalf of the party appointed as Trust Administrator per the transaction agreements with respect to Servicing Criteria 1122(d)(1)(v), 1122(d)(3)(i)(B), 1122(d)(3)(i)(D) and 1122(d)(3)(ii). Prior to the effective dates listed in Appendix C of the accompanying Management’s Assertion of Compliance, Servicing Criterion 1122(d)(3)(ii) was applicable to the Company for the transactions listed in

Appendix C of the accompanying Management’s Assertion of Compliance solely with respect to remittances. Management is responsible for the Company’s compliance with the Servicing Criteria. Our responsibility is to

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with

KPMG International Limited, a private English company limited by guarantee.

express an opinion on management’s assertion about the Company’s compliance with the Servicing Criteria based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants to obtain reasonable assurance and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the Servicing Criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the Servicing Criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the Servicing Criteria.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the examination engagement.

In our opinion, management’s assertion that the Company complied with the aforementioned Servicing Criteria as of and for the twelve months ended December 31, 2023 is fairly stated, in all material respects.

/s/ KPMG LLP

Chicago, Illinois February 29, 2024